UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. )*

TheRealReal, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

88339P101
(CUSIP Number)

Ellen Rosenberg
900 Third Avenue, 23rd Floor
New York, NY 10022
(646) 475- 3530
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ] Rule 13d-1(b)
       [  ] Rule 13d-1(c)
       [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339P101

13G

Page 1 of 14 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PWP Growth Equity Fund II LP

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [X]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 5,785,182 (a) (See Item 4)

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

5,785,182 (a) (See Item 4)


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 5,785,182 (a) (See Item 4)

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 6.5%

12.
TYPE OF REPORTING PERSON (see instructions)

 PN


CUSIP No. 88339P101

13G

Page 2 of 14 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PWP Growth Equity Fund II B LP

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [X]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 1,665,148 (a) (See Item 4)

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

1,665,148 (a) (See Item 4)


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 1,665,148 (a) (See Item 4)

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 1.9%

12.
TYPE OF REPORTING PERSON (see instructions)

 PN








CUSIP No. 88339P101

13G

Page 3 of 14 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GreyLion Capital LP

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [X]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 7,450,330 (a) (See Item 4)

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

7,450,330 (a) (See Item 4)


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 7,450,330 (a) (See Item 4)

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.4%

12.
TYPE OF REPORTING PERSON (see instructions)

 IA








CUSIP No. 88339P101

13G

Page 4 of 14 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GreyLion Capital GP LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [X]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 7,450,330 (a) (See Item 4)

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

7,450,330 (a) (See Item 4)


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 7,450,330 (a) (See Item 4)

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.4%

12.
TYPE OF REPORTING PERSON (see instructions)

 OO








CUSIP No. 88339P101

13G

Page 5 of 14 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Ferguson

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [X]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 7,450,330 (a) (See Item 4)

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

7,450,330 (a) (See Item 4)


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 7,450,330 (a) (See Item 4)

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.4%

12.
TYPE OF REPORTING PERSON (see instructions)

 IN








CUSIP No. 88339P101

13G

Page 6 of 14 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gilbert Baird

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [X]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 7,460,684 (a) (See Item 4)

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

7,460,684 (a) (See Item 4)


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 7,460,684 (a) (See Item 4)

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.4%

12.
TYPE OF REPORTING PERSON (see instructions)

 IN







CUSIP No. 88339P101

13G

Page 7 of 14 Pages

Item 1.

(a)
Name of Issuer
TheRealReal, Inc.




(b)
Address of Issuer's Principal Executive Offices
55 Francisco Street, Suite 600, San Francisco CA 94133

Item 2.

(a)
Name of Person Filing
This statement is being jointly filed by each of the entities below pursuant to
 Rule 13d-1(k)
promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act,
all of whom together are referred to herein as the "Reporting Persons":

(i) PWP Growth Equity Fund II LP
(ii) PWP Growth Equity Fund II B LP
(iii) GreyLion Capital LP
(iv) GreyLion Capital GP LLC
(v) David Ferguson
(vi) Gilbert Baird

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of
Rule 13d-1(k)(1).

PWP Growth Equity Fund II LP and PWP Growth Equity Fund II B LP (collectively the
"Funds") acquired the shares reported herein in private placements prior to the initial public
offering of the Issuer, which priced and commenced trading on June 27, 2019, as reported in
the Form 4s filed by the Funds on July 2, 2019.

On June 15, 2020, the Funds spun off from Perella Weinberg Partners Capital Management LP and their affiliates and, as a result of the spin-off and the separation agreement signed in connection therewith, investing, management and voting control over the shares reported
herein transferred to GreyLion Capital LP (the "Separation").




(b)
Address of the Principal Office or, if none, residence
c/o GreyLion Capital, 900 Third Avenue, 23rd Floor, New York, NY 10022




(c)
Citizenship
United States




(d)
Title of Class of Securities
Class A Common Stock, $0.0001 par value per share




(e)
CUSIP Number
88339P101




CUSIP No. 88339P101

13G

Page 8 of 14 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15
U.S.C. 80a-8).





(e)
[  ]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);





(f)
[  ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)
[  ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);





(i)
[  ]
A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	- (c)
As of December 4, 2020, 5,785,182 shares of Common Stock were held of record by PWP Growth
Equity Fund II LP, 1,665,148 shares of Common Stock were held of record by PWP Growth Equity
Fund II B LP, and 10,354 shares of Common Stock were held of record by Gilbert Baird.

In connection with the Separation, sole voting, management and investment control was delegated to
GreyLion Capital LP (together with its affiliates, "GreyLion"). GreyLion Capital GP LLC is the general partner of GreyLion Capital LP. David Ferguson and Gilbert Baird are members of the
GreyLion investment committee, and in such capacities control voting and investment decisions related to the shares reported herein.

Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this
statement shall not be construed as an admission that any such person is, for the purposes of Section
13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by
this statement held by any other person.

Percent of Class:

See responses to Item 11 on each cover page.
CUSIP No. 88339P101

13G

Page 9 of 14 Pages

The percentage is based on 88,577,407 shares of the Company's common stock outstanding as of
November 1, 2020, as reported in the Company's 10-Q filed on November 10, 2020.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

   See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

   See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

   See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

   See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 88339P101

13G

Page 10 of 14 Pages

SIGNATURE

          By signing below we certify that, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 12, 2021


PWP GROWTH EQUITY FUND II LP






By: PWP Growth Equity Fund II GP LLC
Its: General Partner

By: GreyLion Capital GP LLC
Its: Managing Member

By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


PWP GROWTH EQUITY FUND II B
LP




By: PWP Growth Equity Fund II GP LLC
Its: General Partner

By: GreyLion Capital GP LLC
Its: Managing Member

By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


GREYLION CAPITAL LP





By: GreyLion Capital Fund III GP LP
Its: General Partner

By: GreyLion Capital III GP LLC
Its: General Partner

By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


CUSIP No. 88339P101

13G

Page 11 of 14 Pages


GREYLION CAPITAL GP LLC


By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


GILBERT BAIRD


By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird


DAVID FERGUSON


By: /s/ David Ferguson___________________________
Name: David Ferguson






























CUSIP No. 88339P101

13G

Page 12 of 14 Pages

EXHIBIT INDEX
Exhibit No.
99.1	 Joint Filing Agreement dated as of December 4, 2020, by and among each of the Reporting
Persons




















CUSIP No. 88339P101

13G

Page 13 of 14 Pages

Exhibit 99.1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of The RealReal,
Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated: February 12, 2021

PWP GROWTH EQUITY FUND II LP



By: PWP Growth Equity Fund II GP LLC
Its: General Partner

By: GreyLion Capital GP LLC
Its: Managing Member

By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


PWP GROWTH EQUITY FUND II B
LP




By: PWP Growth Equity Fund II GP LLC
Its: General Partner

By: GreyLion Capital GP LLC
Its: Managing Member

By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory











CUSIP No. 88339P101

13G

Page 14 of 14 Pages


GREYLION CAPITAL LP





By: GreyLion Capital Fund III GP LP
Its: General Partner

By: GreyLion Capital III GP LLC
Its: General Partner

By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


GREYLION CAPITAL GP LLC


By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird
Title: Authorized Signatory


GILBERT BAIRD


By: /s/ Gilbert Baird____________________________
Name: Gilbert Baird


DAVID FERGUSON


By: /s/ David Ferguson___________________________
Name: David Ferguson